NORSAT’S SPECIALIZED PORTABLE SATELLITE UNITS USED IN COMMUNICATIONS EFFORTS IN CHILEAN MINING SITUATION

- Three Satellite Terminals Utilized at the San Jose Mine Site in Chile -

Vancouver, British Columbia – October 27, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it has received confirmation from its customers that a total of three portable satellite units were recently in action at the San Jose Mine in Chile, where 33 miners were saved after being trapped for nearly two and half months. The three units were used for broadcasting purposes by Disaster Truck, Televisa and CBS London Bureau. One of the units was using the newly upgraded Norsat SSPA while the other two used external 200W amplifiers, encoders and modulators. Here is a photo of the Norsat SSPA on site at the San Jose Mine, Chile:

Dr. Amiee Chan, President and CEO of Norsat, stated, “It is gratifying to know that Norsat products are being used exactly as they were designed: to enable communications in remote and austere parts of the world. Norsat’s terminals are a perfect fit for situations like these as they are extremely durable, can withstand the harsh elements on the ground and are simple to use, making assembly quick and easy for the end user. The story of the Chilean Miners is heartwarming and one of triumph. Thanks to our equipment it was able to be heralded and shared with billions of people around the world.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

            Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2845

Email: achan@norsat.com

            Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended June 30, 2010, and the Management Discussion and Analysis for the quarter ended June 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.